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                                                                   EXHIBIT 3.4


                             SECRETARY'S CERTIFICATE


      I, Elliot S. Kaplan, the Secretary of Best Buy Co., Inc., a Minnesota corporation (the "Corporation"), do hereby certify that the following resolution was duly adopted by the Board of Directors of the Corporation at a meeting held February 13, 1997, and that said resolution is still in full force and effect:

      RESOLVED:

            [T]he Board of Directors of this Corporation does hereby amend
      Section 1 of Article III of the Amended and Restated By-Laws of the Corporation, to read as follows:

      Section 1
      ELECTION OF
      DIRECTORS
      ---------

            The business and affairs of this corporation shall be managed by or under the direction of its Board of Directors which shall be comprised of up to nine (9) directors, five (5) of whom shall be Class 1 Directors, and four (4) of whom shall be Class 2 Directors. Each Director shall be elected to serve for a term of two (2) years and until his/her successor shall have been duly elected and qualified. Class 1 Directors shall be elected in even numbered years and Class 2 Directors shall be elected in odd numbers years. Except as to the year in which elected, the powers privileges, duties and responsibilities of each Class 1 and Class 2 Director shall be alike in every respect.


Dated: May 20, 1997



                                       /s/ Elliot S. Kaplan
                                       ----------------------------------------
                                       Elliot S. Kaplan
                                       Secretary